September 26, 2007

Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
USA

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 29, 2007
Comment Letter Dated August 23, 2007
File No. 1-14966

Dear Ms. Davis:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated August 23, 2007 with respect to the Form 20-F for the fiscal year ended December 31, 2006 of CNOOC Limited (the “Company”), which was filed on June 29, 2007 (the “2006 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

Business Overview, page 25

Selected Operating and Reserves Data, page 30

1.      We note your tabular disclosure of an annual reserves replacement ratio.  Please expand your discussion to address each of the following, without limitation.

•
Describe how the measure is calculated and indicate whether the information used to calculate this measure is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of FAS 69.

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). Indicate whether or not the measure was calculated using:

	o	non-proved reserve quantities, or,

	o	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

•	Identify the reasons why proved reserves were added.

o
The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions.  Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

•
Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

•
Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

The Company believes that its existing disclosure addresses a number of the items raised in the above comment.  The Company respectfully notes that page 7 of the 2006 20-F includes a definition of reserve replacement ratio that indicates how the measure is calculated and that the measure is calculated using proved reserves.  On pages 5, 25 and 30 of the 2006 20-F, the Company has also explained that unless otherwise noted, all operating data presented in the 2006 20-F, including

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

reserve and production information, includes its interest in the oil and gas field held by an unconsolidated investee in which the Company holds a 30% equity interest.  The Company further explains that additional information on its reserves and related information can be found in the “Supplementary Information on Oil and Gas Producing Activities” section included elsewhere in the 2006 20-F, in which the Company separately discloses reserve and related information for this unconsolidated investee in accordance with U.S. Statement of Financial Accounting Standards No. 69.

The Company also respectfully notes that in various places in the 2006 20-F, the Company indicates its ability and commitment to grow its reserves through exploration and selective acquisitions and to develop its proved undeveloped reserves.  In particular, please note the strategies titled “Increase production primarily through the development of our net proved undeveloped reserves,” “Add to our reserves through independent exploration and production sharing contracts” and “Selectively pursue acquisitions to ensure long-term production growth and geographical reserves risk diversification, and to further our natural gas strategy” in the “Business Strategy” section beginning on page 28 of the 2006 20-F.  Similarly, the Company would like to point out the information provided by region in the section titled “Principal Oil and Gas Regions” beginning on page 37 of the 2006 20-F, which includes the amount of seismic data the Company has access to in each region as well as the number of exploration wells planned to be drilled in each region in 2007.  The Company also discloses the capital expenditures budgeted for 2007 broken down by region on page 79 of the 2006 20-F.

Regarding risks and uncertainties with respect to the sources of reserve additions and proved undeveloped reserves, the Company respectfully notes its disclosures in the “Risk Factors” section of the 2006 20-F beginning on page 13, in particular many of the risk factors identified under “Risks relating to our business.”

However, in order to more fully address the items raised in the Staff’s comment, the Company will expand certain related disclosures in future filings.  Set forth below is a draft of the expanded disclosure the Company anticipates including in future filings:

Definition of reserve replacement ratio on page 7 of the 2006 20-F:

“‘reserve replacement ratio’ means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with paragraph 11 of U.S. Statement of Financial Accounting Standards No. 69, which reconciliation is included in ‘Supplementary Information on Oil and Gas Producing Activities’ beginning on page S-1 of this annual report.  However, the reserve replacement ratios included in this annual report also include the reserve additions and production of an investee company accounted for by us using the equity method, which were not included in the reconciliation found in ‘Supplementary Information on Oil and Gas Producing Activities.’  [In 2007, including the reserve additions and production of this investee company did not have a material impact on our reserve replacement ratio.]

Our reserve replacement ratio reflects our ability to replace proved reserves.  A rate higher than 100% indicates that more reserves were added than produced in the period.  However, this measure has limitations, including its predictive and comparative value.  Reserve replacement ratio measures past performance only and fluctuates from year to year due to differences in the extent and timing of new discoveries and acquisitions.  It is also not an indicator of profitability because it does not reflect the cost or timing of future production of reserve additions.  It does not distinguish between reserve additions that are developed and those that will require additional time and funding to develop.  As such, reserve replacement ratio is only one of the indices used by our management in formulating its acquisition, exploration and development plans.”

Footnote to “Annual reserve replacement ratio” in table titled “Selected Operating and Reserves Data” on page 30 of the 2006 20-F:

“For information on the calculation of this ratio, see ‘Terms and Conventions – Glossary of Technical Terms – reserve replacement ratio.’  For more information regarding our reserve replacement, see ‘Item 4. Information on the Company – Business Overview – Exploration and Production – Oil and Natural Gas Reserves.’”

Under the heading “Oil and Natural Gas Reserves” on page 33 of the 2006 20-F:

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

“As reflected in the reconciliation in ‘Supplementary Information on Oil and Gas Producing Activities’ on page S-1 of this annual report, the primary sources of our reserve additions in 2007 were [discoveries and extensions in [identify region] and the purchase of reserves in [identify region]].  For more information on these activities see ‘Item 4. Information on the Company – [insert appropriate cross-references].’ •% of our reserve additions in 2007 were proved undeveloped reserves, which generally take more time and funding to bring to production than do proved developed reserves.  A number of risks, including factors outside our control, can impact the extent to which future reserve additions will come from a given source and the time and costs involved in bringing reserves additions to production.  For information on risks relating to our reserves, see ‘Risk Factors – Risks relating to our business.’”

Controls and Procedures, page 121

2.      You disclose that your officers have concluded that your “… disclosure controls and procedures were effective to ensure that material information relating to CNOOC Limited and its consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.”  Item 15(a) of Form 20-F requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures also “…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

The Company confirms that as of the end of the period covered by the 2006 20-F, the Company’s disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. In future filings with the SEC, the Company will expand its disclosure to clearly state whether or not its disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. Subject to the results of future evaluations, set forth below is a draft of the disclosure the Company anticipates including in future filings under Item 15(a):

“An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of the end of the period covered by this annual report on Form 20-F, of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

Note 3. Summary of Significant Accounting Policies, page F-16

(i) Oil and gas properties (cont’d), page F-19

3.      We note your disclosure explaining that you have not factored-in any market-risk premiums in your estimates of asset retirement obligations.  We note that you indicate that “no reliable estimates can be made by the Company.”  As such, please tell us how your estimates of future dismantlement costs for oil and gas properties represent the fair value of the liability as contemplated by FAS 143 for US GAAP.

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

The Company respectfully refers the Staff to FAS143 paragraph 8, which refers to Concepts Statement 7 for the estimation of fair value using present value techniques.  Paragraph 62 of Concepts Statement 7 states that “in many cases a reliable estimate of the market risk premium may not be obtainable or the amount may be small relative to potential measurement error in the estimated cash flows.  In such situations, the present value of expected cash flows, discounted at a risk-free rate of interest, may be the best available estimate of fair value in the circumstances.”

Based on the discussion in paragraph 62 of Concepts Statement 7, the Company believes that its estimates of future dismantlement costs for oil and gas properties, which do not factor in any market risk premium, represent the fair value of the liability as contemplated by FAS143 for US GAAP because a reliable estimate of the market risk premium relating to such future dismantlement costs is not obtainable.

Note 17. Intangible Assets, page F-45

4.     We note the inclusion of the line item Reclassification from property, plant and equipment (note 16) for both 2005 and 2006.  Please disclose the reason for this reclassification from property, plant and equipment to intangible assets.

The reclassification of RMB1,299,643,000 in 2005 represented the allocation of the consideration paid for the acquisition of the North West Shelf Project (the “NWS Project”).  The entire consideration for the transaction was paid in December 2004 and was included as a prepayment for Property, Plant and Equipment in the consolidated balance sheet as of December 31, 2004 prior to the completion of the transaction.  Upon the completion of the transaction in June 2005, the amount was allocated to the various components of assets and liabilities acquired, of which RMB1,299,643,000 was allocated to gas processing rights.  The details of the allocation were included in footnote 4 to the financial statements for the year ended December 31, 2005 included in the Company’s Form 20-F for the fiscal year ended December 31, 2005.  The reclassified amount represented approximately 1.1% of total consolidated assets of the Company as of December 31, 2005.

The reclassification of RMB175,387,000 in 2006 represented an adjustment for a tax refund received in 2005 relating to the acquisition of the NWS Project, which was temporarily recorded in Property Plant and Equipment

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

pending finalization of the purchase price allocation in 2006.  The reclassified amount represented approximately 0.1% of total consolidated assets of the Company as of December 31, 2006.

Although the reclassified amounts were not significant to the Company’s financial statements as a whole, in future filings the Company will include the following additional disclosures in its footnote to Property, Plant and Equipment:

“The reclassification of intangible assets of RMB1,299,643,000 in 2005 represented the purchase price allocation of the consideration paid for the acquisition of the NWS Project, which was originally recorded as a prepayment under Property, Plant and Equipment.

The reclassification of intangible assets of RMB175,387,000 in 2006 represented an adjustment for a tax refund received in 2005 relating to the acquisition of the NWS Project, which was temporarily recorded in Property, Plant and Equipment pending finalization of the purchase price allocation in 2006.”

Note 38. Significant Differences Between Hong Kong GAAP and US GAAP, page F-73

5.      We note your statement that “For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognized under Hong Kong GAAP and no impairment was recognized under US GAAP.”  Please expand your disclosure to explain the reason for this difference in impairment recognition between the two accounting principles.

As explained in footnote 38(a), under Hong Kong GAAP, if an impairment indicator exists, a company should test for impairment based on a one-step approach, and impairment charges are recognized when a long-lived asset’s carrying amount exceeds the higher of the asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.  Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets” under a two-step approach.  SFAS No. 144 provides that if an impairment indicator exists, the company is required to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

as the difference between the carrying amount and fair value of the asset.  The Company estimates the fair value of its long-lived assets using the present value of future cash flows.

For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognized under Hong Kong GAAP because the carrying amounts of certain oil and gas fields exceed their fair values estimated using discounted future cash flows. However, the undiscounted future cash flows of these oil and gas fields exceed their respective carrying amounts.  As a result, no impairment was recognized under US GAAP.

The Company believes its existing disclosures in footnote 38(a) regarding GAAP differences with respect to “Impairment of long-lived assets” address the abovementioned difference in accounting treatment between Hong Kong GAAP and US GAAP in this area.  However, in future filings the Company will expand its disclosure to further clarify the reason for this difference in impairment recognition between the two accounting principles as follows:

“For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognized under Hong Kong GAAP and no impairment was recognized under US GAAP because the carrying amounts of certain oil and gas fields exceed their fair values estimated using discounted future cash flows even though the undiscounted future cash flows of these oil and gas fields exceed their respective carrying amounts.”

In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Ms. Jill S. Davis
Securities and Exchange Commission
September 26, 2007

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address yanghua@cnooc.com.cn or Show-Mao Chen of Davis Polk & Wardwell at telephone number (852) 2533-3328 or email address show-mao.chen@dpw.com. Thank you very much for your assistance.

Sincerely,

By:
	Name:	Yang Hua
	Title:	Executive Director, Executive Vice President & Chief Financial Officer

cc:           Jennifer Goeken, Securities and Exchange Commission
Clive Saunderson, Ernst & Young
Alexander Mackintosh, Ernst & Young
Show-Mao Chen, Davis Polk & Wardwell